Exhibit 99.1

Oculis Publishes Results of 2026 Annual General Meeting and Announces Election of Gregory D. Perry to its Board of Directors

ZUG, Switzerland, May 14, 2026 – Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company”), today announced the results from its 2026 Annual General Meeting held on May 13, 2026 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 12:00 p.m. CEST, including the election of Gregory D. Perry to its Board of Directors.

2026 Annual General Meeting Results

The Company’s shareholders approved all agenda items.

The shareholders approved the 2025 Annual Report including the 2025 Annual (Statutory) Financial Statements and the 2025 Consolidated Financial Statements.

The shareholders acknowledged that on a standalone statutory financial statement basis, the Company incurred a loss of CHF 33,670,000 with respect to the financial year ended December 31, 2025, and resolved that the accumulated balance sheet loss of CHF 80,247,000 shall be carried forward to the new accounts.

The members of the Board of Directors and the Executive Committee were granted discharge for their activities in 2025.

Anthony Rosenberg was re-elected as member and chairperson of the Board of Directors. Christina Ackermann, Lionel Carnot, Arshad M. Khanani, Martijn Kleijwegt, Geraldine O’Keeffe, Riad Sherif and Robert K. Warner were re-elected as members of the Board of Directors. Gregory D. Perry was elected as a member of the Board of Directors. Lionel Carnot, Geraldine O'Keeffe and Gregory D. Perry were elected as members of the Compensation Committee. PricewaterhouseCoopers SA (Lausanne) was re-elected as Statutory Auditors. Blum & Partner AG (Zug) was elected as Independent Proxy.

The shareholders approved the compensation for the non-executive members of the Board of Directors:

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Total maximum amount of fixed (non-performance-related) compensation for the non-executive members of the Board of Directors until the end of the Company’s 2027 Annual General Meeting: USD 572,000.
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Maximum value of equity or equity-based compensation for eight non-executive members of the Board of Directors until the end of the Company's 2027 Annual General Meeting: USD 2,150,000 (excluding employer social security and pension contributions).

The shareholders approved the compensation for members of the Executive Committee:

Exhibit 99.1

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Total maximum amount of fixed (non-performance-related) compensation for three members of the Executive Committee for the calendar year 2027 and payable in 2027: USD 2,500,000.
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Total maximum amount of variable compensation for three members of the Executive Committee for the calendar year 2026 and payable in 2027 of USD 1,800,000.
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Maximum value of equity-based compensation for three members of the Executive Committee until the end of the calendar year 2027: USD 18,000,000 (excluding employer social security and pension contributions).

The shareholders approved, in a non-binding advisory vote, the 2025 Compensation Report of the Company.

The shareholders approved a capital band of 31,020,888 registered shares resulting in a capital band between CHF 620,417.76 and CHF 930,626.64, and the related amendment of paragraphs 1 through 3 of article 3a of the articles of association in the form that will be published on the website of the Company at https://investors.oculis.com/corporate-governance following their registration with the Zug Commercial Register.

The shareholders approved a conditional share capital for employees and individuals of comparable positions in the maximum amount of CHF 126,777.00 by the issuance of 12,677,700 registered shares and the related amendment of article 3c, paragraph 1 of the articles of association in the form that will be published on the website of the Company at https://investors.oculis.com/corporate-governance following their registration with the Zug Commercial Register.

Detailed voting results will be available on the website of the Company at https://investors.oculis.com/events-presentations.

New Director Gregory D. Perry

Gregory D. Perry served as Chief Financial Officer of Merus N.V. from June 2023 until January 2026, following its acquisition by Genmab in December 2025. Mr. Perry also served as audit committee chair at Merus from May 2016 to June 2023. From May 2018 until his retirement in April 2022, Mr. Perry served as the Chief Financial Officer at Finch Therapeutics Group. Mr. Perry served as the Chief Financial and Administrative Officer of Novelion Therapeutics Inc. from November 2016 to December 2017. Prior to Novelion, Mr. Perry was Chief Financial Officer of Aegerion Pharmaceuticals Inc. from July 2015 until its merger with Novelion in November 2016. He has also served as CFO of several additional biotechnology companies, and earlier in his career he held various financial leadership roles within ImmunoGen, Domantis Ltd., Transkaryotic Therapeutics, Honeywell and General Electric. Mr. Perry received a B.A. in Economics and Political Science from Amherst College.

Anthony Rosenberg, Chairman of Oculis’ Board of Directors, commented: “On behalf of the Board, I am pleased to welcome Gregory Perry to Oculis. Greg is a seasoned financial leader and strategic architect with more than two decades of experience across the transatlantic biotech sector. His ‘dual-market’ fluency and proven ability to guide European-based companies through the rigorous expectations of the U.S. capital markets, particularly Nasdaq, set him apart. He brings a unique combination of governance maturity, financial expertise, and a strong track

Exhibit 99.1

record of scaling innovative companies within complex capital markets regulatory frameworks. Greg’s international perspective and strategic foresight will be invaluable as we continue to execute our strategy, drive long-term shareholder value, and advance transformative treatment candidates for patients with ophthalmic and neuro-ophthalmic diseases.”

Articles of Association; Treasury Shares

Following the filing of the Company's updated Articles of Association on May 13, 2026, the total number of registered shares as set forth therein increased to 62,041,776. This number of shares includes the issuance of 2,872,301 registered shares, reflecting settlement of 795,013 shares issued in connection with the exercise or vesting of equity awards under the Company's Stock Option and Incentive Plan Regulation 2023 and 2,077,288 shares issued through EBAC warrant exercises pursuant to the Company's Articles of Association during the period from January 1, 2025 to March 31, 2026. This increase will be registered with the Zug Commercial Register following the processing of the filing containing the Company's updated Articles of Association dated May 13, 2026.

On May 13, 2026, the Company's Board of Directors approved the issuance of 5,750,400 registered ordinary shares out of the capital band approved by the shareholders, to be recorded as treasury shares (the "New Shares") to enable future sales, if any, under the existing sales agreement with Leerink Partners LLC relating to the Company's at-the-market ("ATM") offering program or for other offerings under the Company's existing registration statement on Form F-3. Upon implementation of the above decision, the total number of registered shares as set forth in the Company's Articles of Association will be brought up to 67,792,176. The New Shares, once issued, will not be immediately sold under the ATM offering program or otherwise, and will be held in reserve as treasury shares at which point the Company will own 9.15% of its registered shares.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema (DME); Licaminlimab, a novel, topical anti-TNFα in registrational trial, which is being developed with a genotype-based approach to drive precision medicine in dry eye disease (DED), and Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies like optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION), with potentially broad clinical applications in various other neuro-ophthalmic and neurological diseases. Headquartered in Switzerland with operations in the U.S., Iceland and Switzerland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Exhibit 99.1

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors
Corey Davis, Ph.D.
cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare
Amber Fennell / David Daley / Sean Leous
oculis@icrhealthcare.com